Exhibit 5.1

[Law offices of Jeffrey S. Conrad]

April 14, 2011

Probe Manufacturing, Inc.

17475 Gillette Blvd.

Irvine, California 92614

Re:          Registration Statement on Form S-8

Ladies and Gentlemen:

We have acted as counsel to Probe Manufacturing, Inc. (the “Company”) in connection with its Registration Statement on Form S-8, as may be amended in connection with the registration by the Company of 3,692,766 shares (the “Shares”) of common stock, $0.001 par value per share (the “Common Stock”), of the Company issuable under the Company’s 2006 Employee Incentive Stock Option Plan and 7,500,000 shares issuable under the Company’s 2011 Omnibus Incentive Plan.

For purposes of rendering this opinion, we have examined originals or copies of such documents and records as we have deemed appropriate.  In conducting such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and conformity to original documents of all documents submitted to us as copies.

Based upon and subject to the foregoing and the effect, if any, of the matters discussed below, after having given due regard to such issues of law as we deemed relevant, we are of the opinion that the Shares, when issued, delivered and paid for in accordance with the relevant plan and the terms of the individual option agreements and stock agreements, as applicable, will be legally issued, fully paid and non-assessable.

We are furnishing this opinion to the Company solely in connection with the Registration Statement. This opinion may not be relied on by, nor copies delivered to, any other person or entity without our prior written consent.  Notwithstanding the preceding sentence we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to its use as part of the Registration Statement.

Very truly yours,

/s/ Jeffrey S. Conrad, Esq. Law Offices of Jeffrey S. Conrad